Exhibit 99.1

The New Version of Sapiens Cloud-Based DigitalSuite Provides an Advanced Set of Digital Capabilities to Carriers

The cloud-based Sapiens DigitalSuite version 3.1 provides a flexible API layer, a library of pre-configured business journeys and advanced portal content for agents and customers, empowering insurers to rapidly deploy a comprehensive set of digital solutions

June 9, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the general availability of its upgraded Sapiens DigitalSuite for property & casualty (P&C) and life, pension & annuity providers worldwide.

Sapiens DigitalSuite v3.1, a cloud-based, low-code, dynamic digital insurance platform, now features advanced portal content for agents and consumers. Sapiens AgentConnect and Sapiens CustomerConnect offer multiple, pre-configured business journeys and a rich, out-of-the-box content library, across a variety of devices for an omnichannel experience.

The advanced Sapiens Journey Builder component allows insurers to quickly define, create and manage customers and business journeys, or swiftly modify existing products – all via customer self-service.

Sapiens DigitalSuite is pre-integrated with Sapiens’ core systems, facilitating a speedy implementation, and is also available as a standalone offering for carriers seeking a rapid, yet rich solution for their digital needs. Through its flexible and configurable API layer, the suite easily integrates with multiple legacy core systems, enabling insurers to quickly benefit from full digital capabilities across their entire business.

“This modern digital engagement platform can sit on top of legacy systems that aren’t flexible and that have difficulty managing data,” said Alex Zukerman, chief marketing and strategy officer, Sapiens. “This mesh-architecture approach provides digitalization and APIs to harness insurtech solutions, so carriers move fast to take advantage of artificial intelligence, machine learning and other modern technologies, to reduce costs and improve the experience.”

Sapiens ACE, the DigitalSuite’s API Layer, enables users to seamlessly connect ecosystem business applications into the insurance value chain and leverage multiple data sources, data enrichment tools and external solutions. The API Layer is used to engage with Sapiens’ ecosystem of digital insurtech partners.

“The global COVID-19 outbreak has reinforced the necessity of speedily offering self-service and seamless digital capabilities and communications to agents, brokers, customer groups and third-party service providers,” said Roni Al-Dor, Sapiens’ president and CEO. “A digital platform that facilitates integration through an API layer and provides an engagement platform with tools that a carrier can leverage to be fast and flexible is necessary for success.”

“The combination of DigitalSuite’s intuitive journey configuration tools, API management capabilities and pre-integration provides a wide range of significant business benefits,” said Colleen Wells, vice president of global digital product strategy, Sapiens. “Our insurance experts designed the Sapiens AgentConnect and Sapiens CustomerConnect advanced portal content to be used as a base for carriers. These templates can be customized the way a carrier wants and needs. The suite also contains pre-built components to use as accelerators during journey configuration, for speed to market.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com